Exhibit 99.1

GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG
FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 27, 2011	James A. Graner (612) 623-6635

GRACO REPORTS SECOND QUARTER SALES AND EARNINGS

REVENUE GROWTH CONTINUES TO DRIVE STRONG BOTTOM-LINE RESULTS

MINNEAPOLIS, MN (July 27, 2011) - Graco Inc. (NYSE: GGG) today announced results for the quarter and six months ended July 1, 2011.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended			Twenty-six Weeks Ended
	July 1, 2011	June 25, 2010	% Change	July 1, 2011	June 25, 2010	% Change

Net Sales	$234.7	$192.1	22%	$452.3	$356.8	27%
Net Earnings	38.1	24.8	53%	75.4	45.4	66%
Diluted Net Earnings per Common Share	$0.61	$0.41	49%	$1.22	$0.74	65%

—	All segments and regions had strong revenue growth for the quarter and year-to-date.

—

The sales increase of 22 percent for the quarter included 4 percentage points from currency translation. Changes in translation rates increased net earnings for the quarter by approximately $4 million and increased year-to-date earnings by approximately $5 million.

—	For both the quarter and year-to-date, gross margin rate was 3 percentage points higher than the rate for the comparable periods last year.

—

Return on sales for the quarter was 3 percentage points higher than the second quarter last year. Year-to-date return on sales was close to 4 percentage points higher than the comparable period last year.

—	Operating expenses for the quarter included $3 million related to the pending acquisition of ITW’s finishing businesses.

“Sales gains for the quarter were strong worldwide, reflecting improved economic conditions, successful new product launches and continued progress on expanding our business outside of North America,” said Patrick J. McHale, President and Chief Executive Officer. “Gross margins and operating margins were solid even as we drive additional investments to support our strategic growth initiatives in innovation, technology, business development and geographic expansion.”

Consolidated Results

Sales for the quarter increased 22 percent (18 percent at consistent translation rates), including increases of 14 percent in the Americas, 32 percent in Europe (21 percent at consistent translation rates) and 34 percent in Asia Pacific (27 percent at consistent translation rates). Year-to-date sales increased 27 percent (24 percent at consistent translation rates), with increases of 23 percent in the Americas, 30 percent in Europe (24 percent at consistent translation rates) and 35 percent in Asia Pacific (29 percent at consistent translation rates).

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Exhibit 99.1

Page 2 GRACO

Gross profit margin, expressed as a percentage of sales, was 56 1/2 percent for the quarter, up 3 percentage points from the second quarter last year. Year-to-date gross margin rate was 57 percent, also 3 percentage points higher than the rate for the comparable period last year. The favorable effects of higher volume, translation, and selling price increases were offset somewhat by higher material costs for both the quarter and the year-to-date.

Total operating expenses increased $11 million for the quarter and $22 million year-to-date. Selling, marketing and distribution expenses increased $7 million for the quarter and $15 million year-to-date, from translation, headcount increases (mostly in Europe and Asia Pacific) and higher marketing and promotion expenses (mainly in Contractor segment). General and administrative expense for the quarter increased $4 million, including $3 million related to the pending acquisition of ITW Finishing businesses.

The effective income tax rate of 32 percent for the quarter and 33 percent for the year-to-date is lower than the 35 percent rate for both the quarter and year-to-date periods last year. The decrease is mainly due to the federal R&D credit included in the 2011 rate (the federal R&D credit was not available in 2010 until the fourth quarter).

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Twenty-six Weeks
	Industrial	Contractor	Lubrication	Industrial	Contractor	Lubrication

Net sales (in millions)	$129.3	$80.7	$24.7	$252.1	$150.9	$49.3
Net sales percentage change from last year	29%	9%	38%	28%	21%	41%
Operating earnings as a percentage of net sales
2011	35%	20%	16%	36%	18%	19%
2010	29%	18%	10%	30%	15%	10%

Industrial segment sales increased 29 percent for the quarter and 28 percent year-to-date, with more than 20 percent growth in all regions. Contractor segment sales increased 9 percent for the quarter and 21 percent year-to-date, with gains for the quarter of 29 percent in Europe (17 percent at consistent translation rates) and 23 percent in Asia Pacific (13 percent at consistent translation rates). Contractor sales for the quarter were flat in the Americas compared to the second quarter of 2010, which included substantial stocking shipments of new products. Lubrication segment sales increased 38 percent for the quarter and 41 percent year-to-date, with increases of at least 30 percent in all regions.

Higher volume and leveraging of expenses led to improved operating earnings in all segments compared to last year, particularly in the Industrial and Lubrication segments.

Outlook

“On a global basis we are seeing stable incoming order rates and expect market conditions in the second half of 2011 to be generally favorable, with the exception of the U.S. housing and commercial construction markets, which continue to be challenging,” said Patrick J. McHale, President and Chief Executive Officer. “We expect percentage growth trends in the second half of 2011 to be lower as comparisons to prior year become more difficult. We continue to cooperate with the Federal Trade Commission staff to obtain regulatory approval to close the pending acquisition of ITW’s finishing businesses.”

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Exhibit 99.1

Page 3 GRACO

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company’s Annual Report to shareholders, which reflects the Company’s current thinking on the acquisition of the finishing businesses of ITW, market trends and the Company’s future financial performance at the time it is made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. In addition, risk factors related to the Company’s pending acquisition of the ITW finishing businesses include: whether and when the required regulatory approvals will be obtained, whether and when the closing conditions will be satisfied and whether and when the transaction will close, the ability to close on committed financing on satisfactory terms, the amount of debt that the Company will incur to complete the transaction, completion of purchase price valuation for acquired assets, whether and when the Company will be able to realize the expected financial results and accretive effect of the transaction, how customers, competitors, suppliers and employees will react to the transaction, and economic changes in global markets. Please refer to Item 1A of, and Exhibit 99 to, the Company’s Annual Report on Form 10-K for fiscal year 2010 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 28, 2011, at 11:00 a.m. ET, to discuss Graco’s second quarter results.

A real-time Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on July 28, 2011, by dialing 800-406-7325, Conference ID #4454163, if calling within the U.S. or Canada. The dial-in number for international participants is 303-590-3030, with the same Conference ID #. The replay by telephone will be available through August 2, 2011.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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Exhibit 99.1

Page 4 GRACO

GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
(in thousands, except per share amounts)	July 1, 2011	June 25, 2010	July 1, 2011	June 25, 2010
Net Sales	$234,663	$192,088	$452,342	$356,809
Cost of products sold	102,217	90,168	195,499	165,594

Gross Profit	132,446	101,920	256,843	191,215
Product development	10,354	9,472	20,285	18,946
Selling, marketing and distribution	39,582	32,647	77,065	61,807
General and administrative	24,255	20,592	44,169	38,547

Operating Earnings	58,255	39,209	115,324	71,915
Interest expense	1,732	1,041	2,348	2,121
Other expense, net	324	(268)	324	(107)

Earnings Before Income Taxes	56,199	38,436	112,652	69,901
Income taxes	18,100	13,600	37,300	24,500

Net Earnings	$38,099	$24,836	$75,352	$45,401

Net Earnings per Common Share
Basic	$0.63	$0.41	$1.25	$0.75
Diluted	$0.61	$0.41	$1.22	$0.74
Weighted Average Number of Shares
Basic	60,721	60,597	60,496	60,402
Diluted	62,070	61,184	61,715	60,948

Segment Information (Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	July 1, 2011	June 25, 2010	July 1, 2011	June 25, 2010
Net Sales
Industrial	$129,304	$100,461	$252,134	$197,253
Contractor	80,702	73,782	150,907	124,579
Lubrication	24,657	17,845	49,301	34,977

Total	$234,663	$192,088	$452,342	$356,809

Operating Earnings
Industrial	$45,339	$29,565	$90,364	$60,039
Contractor	16,424	13,203	27,539	18,086
Lubrication	4,045	1,868	9,272	3,575
Unallocated corporate (expense)	(7,553)	(5,427)	(11,851)	(9,785)

Total	$58,255	$39,209	$115,324	$71,915

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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